Exhibit 99.122

ELEMENTAL ALTUS ANNOUNCES Q3 RESULTS & INCREASED REVENUE GUIDANCE

November 12, 2025 – Vancouver, BC: Elemental Altus Royalties Corp. (“Elemental Altus” or the “Company”) (TSX-V: ELE, OTCQX: ELEMF) announces its operating and financial results for the three and nine months ended September 30, 2025.

For complete details, please refer to the Financial Statements and associated Management Discussion and Analysis for the three and nine months ended September 30, 2025, available on SEDAR+ (www.sedarplus.ca) and the Company’s website (www.elementalaltus.com). All amounts are in U.S. dollars unless otherwise indicated.

Financial Highlights

•	Royalty revenue of US$6.9 million and adjusted revenue[1] of US$8.2 million, up 70% on Q3 2024

•	Record Operating Cash Flow plus Caserones dividends of US$5.0 million, up +78% on Q3 2024

•	Attributable Gold Equivalent Ounces[1] (“GEO”) of 2,362 ounces, up 22% on Q3 2024 and adjusted EBITDA[1] of US$6.2 million, up 67% on Q2 2024

•	Revenue guidance increased for the second time to US$42 million at the midpoint, based on a US$4,000/oz gold price for Q4 2025

•	Merger with EMX Royalty Corporation (“EMX”) expected to close in November, forming a new mid-tier precious metals focused royalty company

Financial Performance for the 3 and 9 months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	$’000	$’000	$’000	$’000
Income Statement
Total revenue	6,863	3,725	27,596	10,804
Adjusted revenue[1]	8,216	4,825	31,974	14,773
Total net profit / (loss)	1,373	630	4,981	(498)
Cash Flow Statement
Cash flows from operations plus Caserones dividends[1]	5,030	2,818	22,734	5,423
Other Non-IFRS Measures
Adjusted EBITDA1	6,190	3,702	26,445	10,342
Total attributable Gold Equivalent Ounces (“GEO”) [1]	2,362	1,941	10,136	6,436

Frederick Bell, CEO of Elemental Altus, commented:

“This quarter marks a major step-change for the Company as we solidify a powerful growth platform as an emerging mid-tier royalty company. Through the Laverton and Dugbe royalty acquisitions, supported by the upcoming cornerstone US$100 million investment from Tether, we’ve added high quality, long-life assets and expanded our optionality and value creation over uncapped gold royalties. Our pending merger with EMX promotes us into the mid-tier royalty league, giving us the scale, diversification and balance sheet to continue to expand the company’s portfolio in an accretive manner for shareholders.”

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

Outlook

•	Based on the pre-merger royalty portfolio, Elemental Altus is on track to meet the midpoint of record guidance of 11,600 to 13,200 GEOs, translating to increased record adjusted revenue of $42 million, based on a Q4 2025 average gold price of US$4,000/oz. Production has been weighted towards the first half of the year, driven by increased gold sales from the Korali-Sud royalty

•	This guidance represents a 38% increase in GEOs and 94% year-on-year increase in adjusted revenue at the mid-point of guidance compared to 2024, with full exposure to higher gold prices

•	EMX merger expected to complete in November 2025, creating a combined US$1bn royalty company, with a portfolio of over 200 assets

•	Tether Concurrent Financing of US$100 million to be completed in conjunction with EMX Merger

Investor Webcast

An investor webcast will be held on Friday, November 14, 2025, starting at 11am Eastern Time (8am Pacific Time) to discuss these results, followed by a question-and-answer session.

To join the live call, please follow the link below: https://app.webinar.net/oJRPdN0n14E

Corporate Update

EMX Merger

•	In September 2025, Elemental Altus signed a definitive arrangement agreement to merge with EMX, creating a combined mid-tier gold-focused royalty company with projected adjusted revenue of ~US$80 million in 2026

•	Concurrently, Tether Investments S.A. de C.V. (“Tether”) and Elemental Altus have entered into a subscription agreement where Tether has agreed to purchase approximately 7.5 million Elemental Altus Shares at a post-consolidation price of C$18.38/share for aggregate gross proceeds of US$100 million

•	Both EMX and Elemental Altus shareholders have approved the respective transactions, with closing expected to take place in November 2025

Laverton Acquisition

•	In September 2025, Elemental Altus agreed to acquire an uncapped 2% Gross Revenue Royalty (GRR) over Genesis Minerals Limited’s (ASX: GMD) Focus Laverton Project and an existing 2% GRR on Brightstar Resources Limited’s (ASX: BRR) Jasper Hills Project in Western Australia for US$52 million, combining with the Company’s existing royalty to create a cornerstone royalty in a Tier 1 jurisdiction

•	The Focus Laverton royalty covers 2.1 Moz Measured & Indicated plus 1.5 Moz Inferred Resources, adjacent to Genesis’ operating Laverton mill, 99% on granted leases, providing near- term production exposure

•	Combined with the existing Laverton coverage the Company will hold a 2-4% GRR across the district, enhancing scale and creating exposure to a large licence package with strong exploration upside (~300 km²)

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

Dugbe Acquisition

•	In September 2025, Elemental Altus acquired an uncapped 2.0% Net Smelter Return (NSR) royalty (increasing to 2.5% under certain conditions) on Pasofino Gold Ltd’s (TSX-V: VEIN) Dugbe Project in Liberia for US$16.5 million upfront and a contingent payment of up to US$3.5 million

•	Dugbe has 3.3 Moz Measured & Indicated Resources, 2.8 Moz Reserves and an expected 14- year mine life producing approximately 162koz gold per annum

•	Situated in Liberia’s highly prospective Birimian belt; the royalty covers covering up to 1,257 km², providing exploration potential beyond the current resource base

Nasdaq Listing

•	Elemental Altus has filed an application to list its common shares on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “ELE”

•	Due to the ongoing United States federal government shutdown, which presently includes the U.S. Securities and Exchange Commission (“SEC”), the Nasdaq has advised that it cannot further advance the listing application until such time as the SEC reopens to complete its review

•	Elemental Altus expects that the Nasdaq approval of Elemental Altus’s listing application should be forthcoming following the end of the government shutdown and reopening of the SEC and completion of its review process

Asset Update

Karlawinda

•	Q3 2025 gold production from Karlawinda were 32,318 ounces (Q3 2024: 25,559 ounces)

•	Capricorn announced FY 2026 guidance of 115,000 – 125,000 ounces

•	Mining production rates continue at the required level for the Karlawinda Expansion Project, which once commissioned, is expected to increase gold production to 150,000 ounces per annum

•	Elemental Altus’ uncapped 2% NSR royalty will provide up to approximately 3,000 GEOs annually based on the higher production rate

•	Karlawinda’s mine life remains 10 years with significant further potential to increase Reserves and Resources

Caserones

•	In Q3 2025, the Company accrued adjusted royalty revenue of $1.35 million (Q3 2024: $1.1 million), based on reported sales of 29,290 tonnes of copper

•	Adjusted royalty revenue in Q3 2025 was lower than expected due to a copper concentrate shipment deferred from September to October, which will be reflected in Q4 2025 results

•	Copper production guidance increased to 127-133kt for 2025, driven by higher head grades and strong cathode production in Q3 2025, expected to continue into Q4 2025

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

•	During Q3 2025, exploration drilling continued at the Caserones pit targeting deep high-grade copper breccias, with additional drilling completed at Angelica, targeting copper sulphides beneath the existing Angelica oxide deposit

Korali-Sud (Diba)

•	Q3 2025 gold sales from Korali-Sud were 10,627 ounces (Q3 2024: nil)

•	2025 revenue has been heavily weighted towards H1 2025, lower revenue expected in Q4 2025

•	Approximately 108,000 ounces of attributable production from the Korali-Sud deposit are remaining at the higher 3% NSR royalty rate

Bonikro

•	Royalty attributable sales in Q3 2025 were 19,957 ounces (Q3 2024: 24,461 ounces) due to the majority of production being sourced from royalty linked areas

•	Bonikro remained on plan in the quarter, benefiting from mine sequencing into higher-grade zones and stable plant performance

•	Stripping at Pushback 5 is expected to expose higher-grade materials in Q4 2025, 2026, and 2027

•	There are approximately 360,000 payable ounces remaining until the royalty cap is reached

Wahgnion

•	The Wahgnion mine has been undergoing an external audit, during which royalty payments to royalty holders have been temporarily paused and the Q1, Q2 and Q3 2025 royalty statement has not yet been provided

•	The Company received all royalty statements from Wahgnion management for the 2024 financial year and received payment for the first two quarters of 2024, but has not yet received payment for the second half of 2024. In addition, the Company has not yet received the royalty statements for Q1, Q2, and Q3 2025 and therefore, the Company has not yet received the necessary information to support the recognition of royalty income for 2025. Royalty revenue earned in 2025 will be recognised in a subsequent reporting period once the royalty statement is received. As at September 30, 2025, the accrued income balance includes $1.1 million in post- tax royalty receivables from Wahgnion

•	The Company is in communication with Wahgnion’s management and external auditors and expects royalty statements and payment to be received in full

Portfolio Payments

•	In Q3 2025, the Company received US$1.9 million from Arizona Sonoran Copper (TSX: ASCU) following the buyback of a 0.14% NSR on the Cactus Project. Following the completion of the buyback, the Company retains a 0.54% NSR royalty interest in the project

•	Subsequent to the reporting period, the Company received US$2 million of milestone payments from Allied Gold Corp as part of the milestones achieved, with US$1 million outstanding. A further up to US$2 million in milestone payments is expected based on future production

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

Frederick Bell

CEO

For further information, please contact:

Tara Vivian-Neal

Investor Relations

t.vivian-neal@elementalaltus.com

www.elementalaltus.com

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

1. Non-IFRS Measures

The Company has included certain performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standard meaning under IFRS and other companies may calculate measures differently.

Royalty revenue is received at zero cost. Distributions from associates related to Elemental Altus’ effective royalty on Caserones are received net of Chilean taxes and have no other costs.

Adjusted Revenue and cash flow from operating activities

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental Altus’ effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

Adjusted depletion, adjusted tax expense and adjusted cash flow from operating activities are non-IFRS measures which include depletion, tax and dividends from the Caserones royalty asset in line with the recognition of adjusted revenue as described above.

Gold Equivalent Ounces

Elemental Altus’ adjusted royalty, streaming, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period, plus the net gold ounces received in the period from streaming investments. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty. There can be no assurance that such information is complete or accurate.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

On behalf of Elemental Altus Royalties Corp.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company’s ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus’ actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus’ expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2024. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management’s best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada